AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1996
                           REGISTRATION NO. 333-04361

- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                             INFOSAFE SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                      ------------------------------------


         DELAWARE                                          13-3645702
(State or other jurisdiction of                   (I.R.S. employer I.D. number)
      Incorporation)

                      ------------------------------------


                             INFOSAFE SYSTEMS, INC.
                               342 Madison Avenue
                                    Suite 622
                            New York, New York 10173
                                 (212) 867-7200
               (Address and telephone number of agent for service)

                      ------------------------------------


                          Thomas H. Lipscomb, President
                             INFOSAFE SYSTEMS, INC.
                               342 Madison Avenue
                                    Suite 622
                            New York, New York 10173
                                 (212) 867-7200
               (Address and telephone number of agent for service)

                      ------------------------------------


                                   Copies to:

                                TINA BAKER, ESQ.
                      Bachner, Tally, Polevoy & Misher LLP
                            New York, New York 10017
                                 (212) 687-7000

                      ------------------------------------



         APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

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

                      SUBJECT TO COMPLETION, July 12, 1996

PROSPECTUS

                             INFOSAFE SYSTEMS, INC.
                       84,375 REDEEMABLE CLASS A WARRANTS
                     521,875 SHARES OF CLASS A COMMON STOCK

  84,375 SHARES OF CLASS A COMMON STOCK AND 84,375 REDEEMABLE CLASS B WARRANTS,
              ISSUABLE UPON EXERCISE OF REDEEMABLE CLASS A WARRANTS

         All of the Redeemable Class A Warrants ("Class A Warrants") of Infosafe Systems, Inc. (the "Company") are offered by International Development Partners ("IDP"), who received Class A Warrants as a settlement in an arbitration with the Company. The Company hereby offers: (i) 84,375 shares of Class A Common Stock, $.01 par value ("Class A Common Stock") and 84,375 Redeemable Class B Warrants ("Class B Warrants") issuable upon exercise of the Class A Warrants and
(ii) 84,375 shares of Class A Common Stock issuable upon exercise of the Class B Warrants. The Company issued an aggregate of 2,532,500 Class A Warrants and 1,782,500 Class B Warrants in connection with the Company's initial public offering in January 1995 ("IPO"). As of July 12, 1996, none of the Class A Warrants or Class B Warrants had been exercised.

         This Prospectus also relates to the offer and sale by certain persons (the "Selling Securityholders") of up to 521,875 shares of Class A Common Stock (the "Shares") issued or issuable upon exercise of warrants to purchase Class A Common Stock received in connection with private placements conducted by the Company in 1992 ("Private Placement Warrants"). See "Selling Securityholders." The Shares may be offered and sold by the Selling Securityholders from time to time in transactions on the Nasdaq SmallCap Market ("Nasdaq") or other exchanges or markets on which the Shares may be traded, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares of a combination of such methods of sale or through other means. Sales may be effected at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         The Selling Securityholders may effect such transactions by selling the Shares to or through broker-dealers (including broker-dealers which may be affiliated with any such Selling Securityholder) and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom such broker-dealers may act a agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customer commissions). See "Selling Securityholders" and "Plan of Distribution."

         Each Class A Warrant entitles the registered holder thereof to purchase for $6.50 one share of Class A Common Stock and one Class B Warrant through January 18, 2000. Each Class B Warrant entitles the registered holder thereof to purchase for $8.75 one share of Class A Common Stock from the date of issuance through January 18, 2000. The exercise prices of the Class A and

Class B Warrants (collectively, the "Warrants") are subject to adjustment. The Class A Warrants and Class B Warrants are subject to redemption by the Company at $.05 per Warrant on 30 days' prior written notice if the closing bid price of the Class A Common Stock averages in excess of $9.10 and $12.25 per share, respectively, for 30 consecutive business days ending within 15 days of the date of notice of redemption. See "Description of Securities."

         The Class A Common Stock and the Company's currently outstanding Class B Common Stock, $.01 par value ("Class B Common Stock"), Class E-1 Common Stock ("Class E-1 Common Stock") and Class E-2 Common Stock ("Class E-2 Common Stock") are identical in all respects except that the Class B Common Stock has six votes per share while the Class A, Class E-1 and Class E-2 Common Stock has one vote per share. All Class A, Class B, Class E-1 and Class E-2 shares vote together as a single class. Further, the Class B Common Stock is automatically convertible, on certain conditions, upon the sale or transfer thereof, into Class A Common Stock on a share for share basis. See "Description of Securities."

         The Class E Shares will automatically convert, on a share-for-share basis, into Class A Common Stock in the event the Company attains certain earnings levels or the market price of the Company's Class A Common Stock achieves certain targets through March 31, 1999. Any Class E Shares not previously converted will be redeemed by the Company for nominal consideration on March 31, 1999 if such earnings levels or market price targets are not attained.

         None of the proceeds from the sale of the Shares by the Selling Securityholders will be received by the Company although the Company will receive proceeds from any exercise of the Class A Warrants, Class B Warrants or the Private Placement Warrants. The Company has agreed to bear certain expenses in connection with the registration and sale of the Shares and Warrants being offered by the Selling Securityholders and IDP. The Company has agreed to indemnify certain of the Selling Securityholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

         The Company's Units, Class A Common Stock, Class A Warrants and Class B Warrants are traded on Nasdaq under the symbols ISFEU, ISFEA, ISFEW and ISFEZ. On July 11, 1996 the closing bid prices of these securities on Nasdaq were $10 1/2, $4 1/8, $3 1/4 and $2.875, respectively.

         The Company has agreed to pay a solicitation fee (the "Solicitation Fee") equal to 5% of the exercise price in connection with the exercise of Warrants under certain conditions. See "Plan of Distribution." The exercise prices of the Warrants were determined by negotiation between the Company and D.H. Blair Investment Banking Corp. ("Blair"), the underwriter of the Company's IPO, and are not necessarily related to the Company's asset value, net worth or other established criteria of value.

- -------------------------------------------------------------------------------

                                                 Warrant
                                Warrant        Solicitation        Proceeds to
                           EXERCISE PRICE          FEE (1)      COMPANY (2)(3)
                           --------------          -------      --------------

Per Class A Warrant                 $6.50            $.325            $6.175
Total (2)                        $548,438          $27,422          $521,016

Per Class B Warrant                 $8.75           $.4375           $8.3125
Total (2)                        $738,281          $36,914          $701,367
- -------------------------------------------------------------------------------


(1) Represents Solicitation Fees payable to Blair pursuant to the Warrant Agreement between the Company and Blair under which the Company agreed to pay Blair a fee of 5% of the aggregate exercise price of each Warrant exercised solicited by its representatives if: (i) the market price of the Company's Class A Common Stock on the date the Warrant is exercised is greater than the then Warrant exercise price; (ii) the exercise of the Warrant was solicited by a member of the National Association of Securities Dealers, Inc. as designated in writing on the Warrant Certificate subscription form; (iii) the Warrant is not held in a discretionary account; (iv) disclosure of compensation arrangements was made both at the time of the offering and at the time of the exercise of the Warrants; and (v) the solicitation of exercise of the Warrant was not in violation of Rule 10b-6 promulgated under the Securities Exchange Act of 1934, as amended.

(2) Assumes the exercise of all of the Class A Warrants offered hereby and that the Solicitation Fee is paid on all Warrants exercised. As of July 12, 1996, none of the Class A Warrants or Class B Warrants had been exercised. Does not include $20,000 of expenses of issuance and distribution. There can be no assurance that any of the Warrants will be exercised.

(3) Does not include any proceeds that may be received by the Company upon exercise of 188,250 Private Placement Warrants.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL
DILUTION AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD
TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT.  SEE "RISK FACTORS" AND
"DILUTION."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JULY 17, 1996.

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933, as amended ("Act") covering the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission can be inspected and copies at the public reference facilities maintained by the Commission at the following addresses: New York Regional Office, Seven World Trade Center, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission (File No. 1-25362) pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-KSB for the fiscal year ended July 31, 1995, including any documents or portions thereof incorporated by reference therein;

         2. The Company's Quarterly Reports on Form 10-QSB for the quarters ended October 31, 1995, January 31, 1996 and April 30, 1996, including any documents or portions thereof incorporated by reference therein;

         3. Form 8-A dated January 11, 1995 for Registration of Certain Classes of Securities pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

         4. The Company's Report on Form 8-K dated April 21, 1995.

         5. The Company's Proxy Statement dated April 8, 1996.

         6. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering.

         Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company, 342 Madison Avenue, Suite 622, New York, New York 10173, Attention: Chief Financial Officer, telephone (212) 867-7200.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of: (i) the Warrants; (ii) the Unit Purchase Option received by the underwriter in connection with the IPO ("Unit Purchase Option"); (iii) options granted or available for grant under the Company's 1992 and 1994 Stock Option Plans ("Plans"), or other outstanding warrants. The Class A Common Stock, Class B Common Stock, Class E-1 Common Stock and Class E-2 Common Stock are referred to herein collectively as the "Common Stock."

                                   THE COMPANY

         The Company develops and markets secure electronic distribution systems for digital information products. The Company's proprietary and patented hardware and software products and services (the "Infosafe System") enable publishers and other information providers to produce and distribute digital information, video, graphics and software (whether transmitted on-line, or in pre-recorded stored digital format) without risk of compromising and exposing their information to theft or corruption. The Infosafe System is also capable of metering and reporting the usage of such information and/or releasing it on a "pay-per-use" basis, thereby enabling information providers to price their products more flexibly.

         The Company began shipping the Design PaletteTM, its first commercially available product, in July 1995 to the graphics industry, including advertising agencies, graphic designers, publishers and desktop publishing resellers and service bureaus. The Design Palette system, a point-of-sales device incorporating Infosafe's patented technology, provides "pay-per-use" access to a CD-ROM library of graphic design product priced at approximately $1.2 million. The library contains encrypted inventory of over 30,000 separate digital products from 23 vendors. The Design Palette system includes the Company's Mark III control unit, an external hardware device which is attached to a user's personal computer and releases and meters the use of digital information at the point of use. In most cases, no adaptations or reconfiguration need to be made to the host computer to accommodate the Design Palette system. The Company currently is developing a WindowsR1 and a network version of Design Palette for release in 1996 and expects to sell products over the Internet to existing Design Palette customers.

                  In conjunction with refining its marketing strategy and identifying potential applications for the Company's technology, including the Mark III units produced by the Company, the Company determined that while the Mark III can be distributed and placed into service for applications other then the Design Palette, the quantity of Mark III units held by the Company would exceed the anticipated demand. In addition, PhotoDisc, the largest supplies of images for the Design Palette, gave notice to the Company that it wishes to remove its products from the Design Palette
- --------
     1        WindowsR is a registered trademark of Microsoft Corporation, Inc.

effective November 30, 1996, which will require replacing the CD-ROMS used in the Design Palette. The Company expects to replace these products and obtain other print-oriented products for its anticipated new markets. Therefore, a write down of assets in the amount of $470,000 was recorded in the three months ended April 30, 1996, representing both the full carrying value of the CD-ROMs which will need to be replaced and the anticipated excess Mark III units produced and held by the Company.

         The Company offers and is currently negotiating sales of several custom-designed software products which provide, on digital networks or as otherwise required by the customer application, one or more of the functions, particularly metering and reporting, embodied in the firmware and hardware of the Design Palette.

         The Company believes that existing delivery channels for digital information: (1) impede information providers' market access through limited pricing flexibility; (2) fail to protect against unauthorized use and copying of information; and (3) provide limited data relating to demographics and customer usage patterns. The Infosafe System is designed to improve upon such existing delivery channels. The Company believes that the Infosafe System affords information providers the ability to increase their revenues and market share by making information available to customers on a "pay-per-use" basis for those customers who would not otherwise purchase the information in its entirety. Through the use of the Infosafe System, information providers can also effectively secure their information against theft through the encryption and decryption features which limit access to authorized subscribers who purchase information from such providers. In addition, as a result of the Infosafe System's metering function, feedback may be provided to information providers concerning their customers' usage patterns. For the subscriber, the Company believes the Infosafe System provides lower costs, ease of use, more timely access to information and the ability to track and allocate costs.

         The Company's strategy is to achieve broad market acceptance of the Infosafe System by marketing the system primarily to publishers and other providers of high value business and professional information, such as financial databases, legal publications, compilations of government regulations and data, graphic images and computer software. These providers generally distribute their products to such users as accounting firms, banks, law firms, investment banking firms, design houses, media companies, advertising agencies, business managers and other professional and commercial entities. The Infosafe technology is highly flexible and suitable for a wide range of electronic commerce and information security applications. The Company currently is testing a proprietary Infosafe solution to meter, audit and protect commercial transactions over the Internet.

         The Infosafe technology can also be tailored for internal and external security systems for digital information of corporations and institutions. The system enables companies to control, protect and limit access to valuable and proprietary information within their organizations, which is an increasing concern as information moves from traditional paper-based document storage to digital format. Electronic storage is more convenient and efficient, but also more difficult to protect. Moreover, companies using the Infosafe System will be able to efficiently track and allocate the costs associated with acquiring and using information, internally and externally.

         In addition, the Company is pursuing new digital information applications for its technology in Internet applications such as electronic data interchange and document management systems. The amount of traffic in these systems is expected to increase dramatically over the next decade over open networks such as the Internet. Infosafe technology can be used to control, audit and protect digital information as it is transferred within and over these systems.

         The Company commenced operations in January 1992 and is in the development stage. The Company was incorporated under the laws of the State of Delaware on November 18, 1991. The Company's executive offices are located at 342 Madison Avenue, New York, New York 10173 and its telephone number is (212) 867-7200.

                                  THE OFFERING

Securities Offered by
the Company...............................   84,375 shares of Class A Common
                                             Stock and 84,375 Class B Warrants
                                             issuable upon exercise of Class A
                                             Warrants; and 84,375 shares of
                                             Class A Common Stock issuable upon
                                             exercise of the Class B Warrants.
                                             Each Class A Warrant entitles the
                                             registered holder to purchase one
                                             share of Class A Common Stock and
                                             one Class B Warrant at $6.50
                                             through January 18, 2000, subject
                                             to earlier redemption by the
                                             Company. Each Class B Warrant
                                             entitles the registered holder to
                                             purchase at $8.75 one share of
                                             Class A Common Stock from the date
                                             of issuance through January 18,
                                             2000, subject to earlier redemption
                                             by the Company. The exercise prices
                                             and number of shares issuable upon
                                             exercise of the Warrants are
                                             subject to adjustment in certain
                                             circumstances. See "Description of
                                             Securities."

Securities Offered by Selling
Securityholders...........................   84,375 Class A Warrants offered by
                                             IDP and 521,875 Shares of Class A
                                             Common Stock offered by the Selling
                                             Securityholders.

Common Stock Outstanding
at July 12, 1996
     Class A Common Stock.................  2,889,029
     Class B Common Stock.................  1,345,829 (1)
     E-1 Common Stock ....................  1,347,372 (2)
     Class E-2 Common Stock...............  1,347,372 (2)

Nasdaq Stock Market Symbols...............  Units -ISFEU
                                            Class A Common Stock - ISFEA
                                            Class A Warrants - ISFEW
                                            Class B Warrants - ISFEZ

Use of Proceeds...........................   The Company will not receive any
                                             proceeds from the sale of the Class
                                             A Warrants offered by IDP or the
                                             Shares offered by the Selling
                                             Securityholders.

Risk Factors..............................   Investment in the securities
                                             offered hereby involves a high
                                             degree of risk. See "Risk Factors."

- -------------------------

(1) 781,244 shares of Class B Common Stock are being held in escrow (the "Escrow Shares") and are subject to forfeiture and will be contributed to the capital of the Company if the Company does not attain certain earnings levels or the market price of the Company's Class A Common Stock does not achieve certain targets, by May 1, 1998. See "Description of Securities -- Escrow Shares."

(2) The Class E-1 and Class E-2 shares of Common Stock are subject to redemption by the Company for nominal consideration if the Company does not attain certain earnings levels or the market price of the Company's Class A Common Stock does not achieve certain targets for any of the fiscal years ending July 31, 1998. See "Description of Securities -- Class E-1 and Class E-2 Common Stock."

                               RECENT DEVELOPMENTS

         On June 13, 1996, the Supreme Court of the State of New York affirmed an arbitration award in favor of IDP which was being appealed by the Company. As a result, on June 25, 1996, the Company satisfied a money judgement totalling $218,074.49 and issued to IDP the 84,375 Class A Warrants offered hereby.

         On April 17, 1996, the New York State Supreme Court issued a ruling in the action entitled Wave Systems Corp. ("Wave") v. Infosafe Systems, Inc., Thomas H. Lipscomb and RAS Securities Corp. that "Infosafe Systems has now shown that plaintiff's former vice-president and chief scientist and the person who verified the complain in this action has stated under oath that there were no trade secrets which were compromised or converted and that at the times that are set forth in the complaint no trade secrets had yet been developed by the plaintiff (Wave Systems)." On May 3, 1996, Wave requested permission from the Court to discontinue its claims against the Company, Mr. Lipscomb, and RAS. In response, the Company has asked the Court to require that (i) any discontinuance of Wave's claims be with prejudice to renewal and (ii) Wave be required to pay a portion of the attorney's fees and costs the Company has incurred in defending this action.

         Wave has also requested leave to file an Amended Complaint against the Company and Mr. Lipscomb alleging that the Company and Mr. Lipscomb tortiously interfered with its business relationships with unnamed current and future customers, as well as with its contractual relationship with Dr. Michener. The Company believes these proposed claims lack any factual basis and has therefore opposed Wave's request.

         In March 1996, the Company and Mr. Lipscomb filed counterclaims against Wave seeking $20 million in damages, attorney's fees, and declaratory and injunctive relief based on its claims that Wave (i) conducted a predatory campaign of tortuous interference with the Company's business and financial relationships, trademarks, and employees, (ii) commenced baseless litigation against the Company to prevent it from obtaining financing, selling to potential customers, and entering into favorable business relationships, and (iii) made material misrepresentations about the nature and characteristics of the Company's goods and services. Wave's withdrawal of its claims does not affect the pendency of the Company's counterclaims, which remain pending.

                          SUMMARY FINANCIAL INFORMATION

                  The summary financial information set forth below is derived from and should be read in conjunction with the more detailed Financial Statements and notes thereto incorporated herein by reference.

                                                   For the                      Nine Months               Period From
                                                 Year Ended                        Ended               November 18, 1991
                                                  JULY 31,                      APRIL 30,               (Inception) to
                                              ----------------                 -----------
                                           1994             1995           1995           1996          APRIL 30, 1996
                                           ----             ----           ----           ----          --------------
                                                                            (unaudited)                    (unaudited)
Revenue
    License fees..................      $   350,000          --         $    --        $     --            $   350,000
    Other revenues................                        $140,572         105,780         51,496              242,068
                                         ----------        -------     -----------  -------------         ------------

    Total.........................          350,000        140,572         105,780          51,496             592,068
                                         ----------    -----------     -----------   -------------             -------

Expenses
    Cost of revenues .............           13,532        109,648          80,405          71,924            195,104
    Write down of assets held for
       lease (Note C).............                                                         470,000            470,000
    Operating expense.............        1,182,181      2,126,983       1,319,674       2,402,928          7,007,353
                                         ----------     ----------      ----------      ----------         ----------

    Total.........................        1,195,713      2,236,631       1,400,079       2,944,852           7,672,457
                                         -----------    ----------      ----------      ----------           ---------

Operating (loss)..................         (845,713)    (2,096,059)     (1,294,299)     (2,893,356)        (7,080,389)
Interest income...................            8,356        152,117          82,622         179,004            345,626
Settlement expense (1)............                        (340,000)       (325,000)                          (340,000)
Interest expense (including debt
    discount and deferred financing
    fees).........................              --        (344,841)       (344,841)        (18,762)          (387,525)
                                   ---------------     -----------     -----------    ------------       ------------

Net (loss)........................        $(837,357)   $(2,628,783)    $(1,881,518)    $(2,733,114)       $(7,426,288)
                                           ========     ==========      ==========      ==========         ==========
Net (loss) per common share.......           $(.54)         $(1.15)          $(.94)          $(.80)
                                              ====           =====            ====            ====

Weighted average number of
    common shares and common
    shares equivalent.............        1,565,501      2,278,779       2,011,984       3,422,781
                                          =========      =========       =========       =========

                   The accompanying notes are an integral part of these condensed financial statements.

                                                  APRIL 30, 1996
                                                    (Unaudited)
             BALANCE SHEET DATA:
             Working capital                         $1,096,838
             Total assets                             2,711,562
             Total liabilities                          704,215
             Stockholders' equity                     2,007,347

- ---------------------

(1) On September 24, 1994 the Company received a demand for arbitration by International Development Partners ("IDP"), an entity with whom it had a prior contractual relationship, asserting IDP's right to payment of cash and warrants to purchase shares of the Company's Class A Common Stock. The payment sought was alleged to be due in connection with financing for the Company. An arbitration award was issued in favor of IDP for $205,000 cash, the 84,375 Class A Warrants offered hereby and other expenses and accrued interest. The Company accrued $340,000, which is an estimated liability as a result of the award, including an estimated warrant value of $125,000 at the date of the award. The Company appealed the arbitration award and payment of such award was suspended pending the Company's appeal. On June 13, 1996, the arbitration award in favor of IDP was confirmed and the Company paid the money judgement and issued the 84,375 Class A Warrants offered hereby to IDP.

                                  RISK FACTORS

         An investment in the securities offered hereby involve a high degree of risk. Prospective investors, prior to making an investment decision, should give careful consideration, in addition to the other information contained in this Prospectus, to the following risk factors.

         LIMITED OPERATING HISTORY; LIMITED REVENUES FROM OPERATIONS; INDEPENDENT AUDITORS' REPORT. The Company commenced operations in January 1992, is a development stage enterprise and has a very limited operating history. From inception to April 30, 1996, the Company recognized revenues of approximately $592,000 and had an accumulated deficit of approximately $7.5 million. Approximately $455,000 of such revenues were license fees relating to the Design Palette and revenue recognized on the repurchase of the Design Palette in April 1995 from one customer with which the Company no longer does business. The Company has continued to operate at a deficit since April, 1996, and it expects to continue to operate at a deficit until such time, if ever, as operations generate sufficient revenues to cover its costs. The likelihood of the success of the Company must be considered in light of the difficulties and risks inherent in a new business. There can be no assurance that revenues will increase significantly in the future or that the Company will ever achieve profitable operations.

         The report of the Company's independent auditors on the Company's financial statements as of July 31, 1995 and for the fiscal year then ended contains a paragraph regarding the Company's uncertain ability to continue as a going concern. The Company has incurred substantial losses since inception and, although shipments of its first product commenced in late July 1995, the Company anticipates losses to continue at a substantial rate through fiscal 1996 as it markets its products and develops new applications for its technology. Based on anticipated expenditures for fiscal 1996, the Company will not have sufficient financial resources to continue its operations without obtaining additional financing or without a substantial increase in revenues, neither of which is assured. Further, the Company is involved in litigation, the outcome of which is uncertain. These factors raise substantial doubt regarding the ability of the Company to continue as a going concern.

         NEED FOR ADDITIONAL FINANCING. The Company believes that the remaining net proceeds from the IPO, together with funds expected to be generated from operations, will be sufficient to finance the Company's working capital requirements until the end of fiscal 1996. The Company does not expect to generate sufficient revenues from continuing operations to fund its operations after such period. Accordingly, the Company is currently seeking additional financing to meet its working capital requirements subsequent to the end of the current fiscal year. The Company currently has no commitments from others to provide additional financing and there can be no assurance that any additional financing will be available, or, if available, will be on terms acceptable to the Company. In the event necessary financing is not obtained, the Company will be materially adversely affected and will have to cease or substantially reduce operations.

         LIMITED NUMBER OF CUSTOMERS; NEED FOR MARKET ACCEPTANCE. The Company began shipping its first commercial product, the Design Palette(TM) system, in July 1995, and has achieved only very limited distribution up to this point in the AppleR2 MacintoshR* graphics market, and the Company can not predict future marketplace demand. The product currently is being tested by resellers and service bureaus, but there can be no assurance that the trial usage will result in significant commercial installations. A WindowsR version of Design Palette will be introduced in mid-fiscal year 1996, but the Company is unable to gauge the market for this new product. The Company also is developing a network version of Design Palette, which was demonstrated at a trade show in March 1996. The success of this network application will depend on the Company's ability to enter into commercial alliances with large network providers and information vendors, and to achieve market share against competitive technologies and products. Although the Company is engaged in negotiations and discussions with a number of other potential customers, there can be no assurance that any such discussions will lead to sufficient market acceptance to generate revenues.

         ASSET WRITE-DOWN; UNCERTAINTY SURROUNDING DESIGN PALETTE. In conjunction with refining its marketing strategy and identifying potential applications for the Company's technology, including the Mark III units produced by the Company, the Company has determined that while the Mark III can be distributed and placed into service for applications other then the Design Palette, the quantity of Mark III units held by the Company would exceed the anticipated demand. In addition, the Company received notice from PhotoDisc, the largest supplier of images for the Design Palette, that it wishes to terminate participation in the Design Palette program effective November 30, 1996, which will require the Company to replace the CD-ROMs contained therein from such supplier. Although the Company has held discussions with other suppliers of graphic images suitable for the Design Palette, there can be no assurance that such discussions will have a successful result or that any negotiations will provide graphic images and other products for licensing through Design Palette at least equal in quantity and quality to those previously available from PhotoDisc. In such event, the commercial acceptability of the Design Palette could be negatively impacted. A write down of assets to be leased in the amount of $470,000 in the fiscal quarter ended April 30, 1996 was recorded by the Company in order to write off the full carrying value of both the CD-ROMs which will need to be replaced in the Design Palette and the anticipated excess Mark III units produced and held by the Company.

         LIMITED MARKETING CAPABILITIES. The Company's operating results will depend to a large extent on its ability to successfully market the Infosafe System to information providers, and, concomitantly, create market acceptance for this point-of-sales system within corporate and on-line user communities. The Company currently has limited marketing capabilities and needs to hire additional sales and marketing personnel, as well as concentrate its limited resources and personnel on defined, active commercial purchasers and resellers of information. The Company has very limited marketing experience and there can be no assurance that any marketing efforts undertaken by the Company will be successful or will result in any significant sales of the Infosafe System.

- --------
    2   Apple and Macintosh are registered trademarks of Apple Corporation, Inc.

         DEPENDENCE ON KEY PERSONNEL. The Company's success depends upon the continued contributions of its executive officers, sales and marketing personnel and technical personnel, particularly Thomas H. Lipscomb, the Company's President and Robert H. Nagel, Ph.D., the Company's Executive Vice President-Technology. Although the Company has entered into employment agreements with Mr. Lipscomb and Dr. Nagel, and has obtained "key-man" life insurance on each of their lives, competition for qualified personnel is intense, and the loss of services of Mr. Lipscomb, Dr. Nagel or certain other key personnel could adversely affect the business of the Company. There can be no assurance that the Company will be able to retain existing personnel or attract additional qualified personnel.

         UNCERTAIN PATENT PROTECTION. In February 1995, the Company was granted a patent by the U.S. Patent and Trademark Office for its system to retrieve and monitor the use of protected information from digital media. This patent, No. 5,394,469, covers the Company's system for protecting, retrieving, and monitoring the use of information from digital media, such as a CD-ROM or LAN-server. A second patent was granted during December 1995 and three patent applications are pending in the United States covering various aspects of its technology. The Company has filed several international applications under the "Patent Cooperation Treaty" and intends to file patent applications covering certain aspects of its technology in Japan and the European Economic Community.

         There can be no assurance that any issued patents owned by the Company will afford adequate protection to the Company or not be challenged, invalidated, infringed or circumvented, or that patent applications relating to the Company's products or technologies that it may license in the future or file itself will result in patents being issued, or that any rights granted thereunder will provide competitive advantages to the Company. Although the Company, based on the opinion of special patent counsel, believes that its technology does not infringe upon the proprietary hardware or software of others, it is possible that others may have or be granted patents claiming products or processes that are necessary for or useful to the development of the Infosafe System and that legal actions could be brought against the Company claiming infringement. In the event that the Company is unsuccessful against such a claim, it may be required to obtain licenses to such patents or to other patents or proprietary technology in order to develop, manufacture or market the Infosafe System. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms, if at all. If the Company is required to and does not obtain such licenses, it would encounter delays in the development and manufacturing of its products and technologies while it attempted to design around such patents or other rights and there can be no assurance that such attempts would be successful. Failure to obtain such licenses or to design around such patents or other rights would have a material adverse effect on the Company.

         The Company has had a search conducted in the United States that does not reveal patents that, in the opinion of the Company's special patent counsel, might be infringed by the Company's technology. There can be no assurance, however, that all United States and any foreign patents or patent applications that may pose a risk of infringement have been identified. Patent applications in the United States are maintained in secrecy until patents issue.

         The Company also believes that commercial protection of its products will depend primarily upon the Infosafe System proprietary algorithms and encryption techniques remaining "trade secrets." In order to protect trade secrets, the Company is taking measures which in its opinion are appropriate procedures to protect its rights. The Company will continue to evaluate, on a case-by-case basis, whether applying for additional patents in the future is in the best interests of the Company. The Company has not obtained, and presently does not intend to obtain, patents on all of the other designs used in its products. In any case, there can be no assurance that the Company's technology will remain a secret or that others will not develop similar technology and use such technology to compete with the Company.

         COMPETITION. The business of distributing textual material and other forms of digital information through CD-ROMs is intensely competitive and numerous companies, substantially all of which have greater financial and other resources than the Company, are currently engaged in the provision of this service. The Company operates in a highly competitive and fragmented environment that is characterized by rapidly evolving technology. Although the Company is unaware of any company actually engaged in the commercial implementation of a hardware-based encryption/metering system for the distribution of digital information and software, the Company is aware of other companies, including Wave Systems Corp., that are attempting to develop metering and encryption systems functionally similar to that of the Company. The Company anticipates it will also face competition as publishers and repackagers of information attempt to develop encrypted digital distribution technology in-house or in conjunction with others. Although the Company believes it will compete on the basis of the services it offers, there can be no assurance that the Company will be able to compete successfully.

         The Company further believes that it is possible to provide some of the same benefits the Infosafe System will offer by other means. The Company believes that its competitors may provide other solutions to problems involving the distribution of digital information and software in particular market segments. In the business and professional information market, the Company will continue to experience competition from paper-based systems such as loose-leaf information services, newsletters and books; conventional on-line services that connect directly to PCs or through LANs, such as Lexis, Westlaw and Dialog; and Internet document transmission. Alternative methods for the delivery of CD-ROMs, such as unlimited usage CD-ROM products and CD-ROM products delivered in closed-end systems with usage monitoring capability, will also be competitive with the Infosafe System. Other methods of protecting software, such as dongles, may be considered as alternatives to the Infosafe System. A dongle is a device that attaches to an I/O port of a computer. Dongle designs vary, but they typically contain a number of security locks, general purpose registers, and an access counter.

         There are other companies, including those listed in the markets above, that have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products in the field of electronic information and software distribution or other applications the Company intends to develop for its technology. Some of those technologies may have an entirely different approach or means of accomplishing the desired effects of the products being developed by the Company. There can be no assurance that the Company's competitors will not succeed in developing technologies and products that are more effective or more affordable than those being developed by the Company.

         The Company does not believe that its intellectual property rights present a significant barrier to potential competitors, and it is possible that potential competitors may develop similar technologies. See "- Uncertain Patent Protection."

         RAPID TECHNOLOGICAL CHANGE; NEW PRODUCT INTRODUCTIONS. The market for the Company's technology is characterized by rapidly changing technology and frequent new product introductions. Even if the Company's technology gains initial acceptance, the Company's success will depend, among other things, upon its ability to enhance its product and to develop and introduce new products and services that keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance. There can be no assurance that the Company will be able to identify, develop, manufacture, market or support new products or deploy new services successfully, that such new products or services will gain market acceptance, or that the Company will be able to respond effectively to technological changes or product announcements by competitors. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introductions could result in a loss of market share or revenues. The Company has devoted a substantial amount of its efforts to adapting its technology to the CD-ROM medium. There can be no assurance that CD-ROM technology will not be replaced by other distribution and access technologies or that any such replacement will not involve substantial time and expense by the Company to adopt its technology, if at all possible.

         CHARGE TO INCOME IN THE EVENT OF RELEASE OF ESCROW SHARES OR CONVERSION OF CLASS E SHARES. In the event any shares of Class B Common Stock held in escrow (the "Escrow Shares") or Class E shares held by the stockholders of the Company who are officers, directors, employees or consultants of the Company are released from escrow or converted, compensation expense will be recorded for financial reporting purposes. Therefore, in the event the Company attains any of the earnings thresholds or the Company's Class A Common Stock meets certain minimum bid prices required for the release of the Escrow Shares or conversion of the Class E Shares, such release or conversion will be deemed additional compensation expense of the Company. Such charge is not deductible for income tax purposes. Accordingly, the Company will, in the event of the release of the Escrow Shares or conversion of the Class E Shares, recognize during the period in which the reportable earnings thresholds are met or such minimum bid prices obtained, what could be a substantial charge which would have the effect of substantially increasing the Company's reportable loss or reducing or eliminating reportable earnings, if any, at such time. Although the amount of compensation expense recognized by the Company will not affect the Company's total stockholders' equity, it may have a depressive effect on the market price of the Company's securities.

         CONTROL BY INSIDERS. As of the date of this Prospectus, the executive officers and directors of the Company beneficially owned approximately 33% of the outstanding Class A and Class B Common Stock (including the Escrow Shares) and Class E Shares of the Company, representing approximately 54.2% of the voting power and will be able to elect all the Company's directors and thereby direct the policies of the Company. Furthermore, the disproportionate vote afforded the Class B Common Stock could also serve to impede or prevent a change of control of the Company. As a result, potential acquirors may be discouraged from seeking to acquire control of the Company through the purchase of Class A Common Stock, which could have a depressive effect on the price of the Company's securities.

         FUTURE SALES OF COMMON STOCK. Of the Company's 2,889,029 shares of
Class A Common Stock outstanding at July 12, 1996, less than 100,000 of such shares were "restricted securities" as that term is defined in Rule 144 promulgated under the Act and under certain circumstances may be sold without registration pursuant to such rule. All of the Company's 1,345,829 shares of Class B Common Stock are restricted securities, 781,244 shares of which are subject to escrow and are not transferable except upon the Company's meeting certain earnings levels or market price targets. See "Description of Securities
- -- Escrow Shares." Additionally, all of the Company's shares of Class E-1 Common Stock and Class E-2 Common Stock are "restricted securities." These shares are also not transferable except upon the Company's meeting certain earnings levels or market price targets. See "Description of Securities -- Class E-1 and Class
E-2 Common Stock."

         The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing market price of the Company's securities although any future sales of substantial amounts of securities pursuant to Rule 144 could adversely affect prevailing market prices.

         DIVIDENDS UNLIKELY. The Company has not paid any cash dividends on its Common Stock and does not intend to declare or pay cash dividends in the foreseeable future. The Company expects that it will retain all available earnings, if any, to finance and expand its business. See "Dividend Policy."

         ARBITRARY DETERMINATION OF EXERCISE PRICES; POSSIBLE VOLATILITY OF STOCK PRICE. The exercise prices of the Warrants have been determined by negotiation between the Company and the Underwriter in connection with the IPO and are not necessarily related to the Company's asset value, net worth or other established criteria of value. Market prices for the securities are influenced by a number of factors, including quarterly variations in the financial results of the Company and any competitors, changes in earnings, estimates by analysts, conditions in the digital information market, the overall economy and the financial markets.

         NON-REGISTRATION IN CERTAIN JURISDICTIONS OF SHARES UNDERLYING THE WARRANTS; NEED FOR CURRENT PROSPECTUS. The Company will be unable to sell the securities upon exercise of the Warrants to holders residing in jurisdictions where such securities are not presently qualified for sale. In such event, the Company would be unable to issue shares and/or Class B Warrants to those persons desiring to exercise their Warrants unless and until the underlying securities could be qualified for sale in jurisdictions in which such purchasers reside, or an exemption to such qualification exists in such jurisdiction. In addition, the Class A Warrants and Class B Warrants will not be exercisable unless at the time of exercise the Company has a current prospectus covering the securities underlying the Warrants. No assurances can be given that the Company will be able to effect any required registration or qualification or maintain a current prospectus.

         POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS. The Warrants may be redeemed by the Company at any time at a redemption price of $.05 per Warrant upon 30 days' notice provided the average closing bid price (as defined herein) of the Class A Common Stock for any 30 consecutive trading days ending within 15 days of the notice of redemption exceeds $9.10, in the case of the Class A Warrants, or $12.25, in the case of the Class B Warrants (subject to adjustment in each case). Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. See "Description of Securities - Redeemable Warrants."

         EFFECT OF OUTSTANDING OPTIONS AND WARRANTS. The Company has outstanding: (i) 2,616,875 Class A Warrants including the 84,375 Class A Warrants offered hereby (and 2,616,875 Class B Warrants issuable upon the exercise of these Class A Warrants); (ii) 1,782,500 Class B Warrants; (iii) a Unit Purchase Option issued to the underwriter and its designees in connection with company's IPO to purchase an aggregate of 155,000 shares of Class A Common Stock, 155,000 Class A Warrants (including 155,000 the Class B Warrants underlying the Class A Warrants), and 155,000 Class B Warrants; (iv) options to purchase 664,000 shares of Class A Common Stock under the Company's 1994 Stock Option Plan; (v) options to purchase 60,000 shares of Class A Common Stock, 30,000 shares of Class E-1 Common Stock and 30,000 shares of Class E-2 Common Stock under the 1992 Stock Option Plan and (vi) 188,250 other warrants to purchase 188,250 shares of Class A Common Stock, 94,125 shares of Class E-1 Common Stock and 94,125 shares of Class E-2 Common Stock. For the respective terms of such securities, the holders thereof are given an opportunity to profit from a rise in the market price of the Company's Class A Common Stock with a resulting dilution in the interests of the other stockholders. Further, the terms on which the Company may obtain additional financing during that period may be adversely affected by the existence of such options and warrants. The holders of the Warrants may exercise them at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by therein. In addition, holders of the Unit Purchase Option have registration rights with respect to such option and the underlying securities. Exercise of the registration rights may involve substantial expense to the Company.

         POSSIBLE ADVERSE EFFECTS OF AUTHORIZATION OF PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation authorizes the issuance of 4,950,000 shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. The issuance of such preferred stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which stockholders may receive premiums for their shares of Class A Common Stock or otherwise dilute the rights of holders of Class A Common Stock and the market price of the Class A Common Stock. The Company is subject to the Delaware General Corporation Law provisions that may have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. The disproportionate vote afforded the shares of Class B Common Stock could also serve to impede or prevent a change of control of the Company. As a result, potential acquirors may be discouraged from seeking to acquire control of the Company through the purchase of Class A Common Stock, which could have a negative effect on the price of the Company's securities.

         LEGAL PROCEEDINGS. The Company, its President and Chief Executive Officer, Thomas H. Lipscomb and RAS Securities Corp., which acted as the "qualified independent underwriter" of the IPO (engaged by D.H. Blair to deliver an opinion as to the fairness of the public offering price and with no other role in the IPO), are defendants in an action entitled Wave Systems Corp. ("Wave") v. Infosafe Systems, Inc., Thomas H. Lipscomb and RAS Securities Corp., filed on November 25, 1994 in the Supreme Court of the State of New York for New York County. Mr. Lipscomb was co-founder and the former President of Wave, a competitor of the Company, until July 1991. Wave alleges, among other things, that (i) Mr. Lipscomb and the Company misappropriated trade secrets and proprietary and confidential business information belonging to Wave, breached a confidentiality agreement with Wave and have engaged in unfair competition with Wave; and (ii) that it will be irreparably damaged by such wrongful appropriation and unfair competition. Wave also alleges that RAS, the "qualified independent underwriter" of the Company's initial public offering, who in 1993 acted as Wave's investment banker, breached its fiduciary duties to Wave and assisted the Company and Mr. Lipscomb in unlawfully competing with Wave. The complaint makes a demand for damages in excess of $10 million, plus attorneys' fees against all three defendants, and injunctive relief against the Company and Mr. Lipscomb barring the alleged misappropriation and unfair competition.

         In December 1994, a Motion to Dismiss the complaint on behalf of the defendants was filed and oral arguments were held on June 12, 1995. Certain of the claims advanced by Wave were dismissed by the Court on February 6, 1996. In April 1996, the Company presented to the court an affidavit from Dr. John Michener, Wave's former Chief Scientist and the Wave officer who verified Wave's complaint, stating Dr. Michener's belief that the Company had not misappropriated any proprietary technical information or trade secrets belonging to Wave. On May 3, 1996, Wave requested permission from the Court to discontinue its claims against the Company, Mr. Lipscomb, and RAS. In response, the Company has asked the Court to require that (i) any discontinuance of Wave's claims be with prejudice to renewal, and (ii) Wave be required to pay a portion of the attorney's fees and costs the Company has incurred in defending this action.

         Wave has also requested leave to file an Amended Complaint against the Company and Mr. Lipscomb alleging that the Company and Mr. Lipscomb tortiously interfered with its business relationship with unnamed current and future customers, as well as with its contractual relationship with Dr. Michener. The Company believes these proposed claims lack any factual basis and has therefore opposed Wave's request. The Company intends to vigorously defend this action, although it is unable to predict its outcome. An unfavorable outcome in this litigation would likely have a material adverse effect on the Company's business and financial condition. In any event, the Company is unable to determine the amount of liability, if any, it may incur and has thus not set up any reserve for such claim. In addition, future costs which may be incurred in connection with this litigation could have an adverse effect on the Company's prospects, business and financial condition.

         In March 1996 the Company and Mr. Lipscomb filed a counter suit against Wave seeking an award of $20 million for damages and attorneys fees as well as declaratory and injunctive relief. The complaint alleges that Wave: (i) conducted a predatory campaign of tortious interference against the Company's business and financial relationships, trademarks and employees; (ii) commenced baseless litigation against the Company to prevent it from obtaining financing, selling to potential customers and entering into favorable business relationships; and (iii) made material misrepresentations about the nature and characteristics of the Company's goods and services. Wave's withdrawal of its claims does not affect the pendency of the Company's counterclaim, which remains pending.

         POSSIBLE DELISTING OF SECURITIES FROM THE NASDAQ STOCK MARKET. While the Company's Units, Class A Common Stock, Class A Warrants and Class B Warrants meet the current Nasdaq requirements for continued listing, there can be no assurance that the Company will meet these criteria. Continued inclusion on Nasdaq generally requires that: (i) the Company maintain at least $2,000,000 in total assets and $1,000,000 in capital and surplus; (ii) the minimum bid price of the Class A Common Stock be $1.00 per share; (iii) there be at least 100,000 shares in the public float valued at $1,000,000 or more; (iv) the Class A Common Stock have at least two active markets makers; and (v) the Common Stock be held by at least 300 holders.

         If the Company is unable to satisfy Nasdaq's maintenance requirements, its securities may be delisted from Nasdaq. In such event, trading, if any, in the Units, Class A Common Stock and Warrants would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of the Company and lower prices for the Company's securities than might otherwise be attained.

         RISK OF LOW-PRICED STOCK. If the Company's securities were delisted from Nasdaq (See " Possible Delisting of Securities from the Nasdaq Stock Market"), they could become subject to Rule 15g-9 under the 1934 Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, such rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

         Securities and Exchange Commission (the "Commission") regulations generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The foregoing required penny stock restrictions will not apply to the Company's securities if such securities are listed on Nasdaq and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. There can be no assurance that the Company's securities will qualify for exemption from these restrictions. In any event, even if the Company's securities were exempt from such restrictions, it would remain subject to Section 15(b)(6) of the Exchange Act, which gives the Commission the authority to prohibit any person that is engaged in unlawful conduct while participating in a distribution of a penny stock from associating with a broker-dealer or participating in a distribution of a penny stock, if the Commission finds that such a restriction would be in the public interest.

         If the Company's securities were subject to the existing or proposed rules on penny stocks, the market liquidity for the Company's securities could be severely adversely affected.


                                DIVIDEND POLICY

         The Company does not anticipate the payment of cash dividends on its Common Stock in the foreseeable future as earnings are expected to be retained to finance the Company's growth. Declaration of dividends in the future will be at the discretion of the Company's Board of Directors, which will review its dividend policy from time to time.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of April 30, 1996.

                                                                APRIL 30, 1996
                                                                  (unaudited)
                                                                  -----------
Stockholders' Equity:

    Class A Common Stock, $.01 par value 20,000,000 shares
    authorized; 2,734,975 shares issued and
    outstanding (1)                                                   $  27,350

    Class B Common Stock; $.01 par value
    2,000,000 shares authorized; 1,469,050
    shares issued and outstanding(2)                                      1,297

    Class E-1 Common Stock, $.01 par value,
    2,000,000 shares authorized, 1,347,372
    shares issued and outstanding                                        13,473

    Class E-2 Common Stock, $.01 par value,
    2,000,000 shares authorized, 1,347,372
    shares issued and outstanding                                        13,473

    Additional Paid-in capital                                        9,404,252

    (Deficit) accumulated during the
    development stage                                                (7,470,688)

    Unrealized gain on marketable
    securities                                                           18,190

    Total Stockholders' Equity                                      $ 2,007,347
                                                                     ==========

- -------------------------------

(1) Does not include: (i) 2,616,875 shares issuable upon exercise of the Class A Warrants or 4,399,375 shares issuable upon exercise of the Class B Warrants; (ii) 155,000 shares included in the Units subject to the Unit Purchase Option or the 465,000 shares issuable upon exercise of the Class A and Class B Warrants included in or underlying such Units; or (iii) 60,000 shares issuable upon exercise of options outstanding pursuant to the Company's 1992 Stock Option Plan; (iv) 664,000 shares issuable upon exercise of options outstanding or available for grant pursuant to the Company's 1994 Stock Option Plan;
         (v) 188,250 shares of Class A

         Common Stock issuable upon exercise of other outstanding warrants; or
         (vi) 2,694,744 shares issuable upon conversion of the Class E-1 and Class E-2 Shares.

(2)      Includes the 781,244 Escrow Shares which are shares of Class B Common
         Stock.


                             SELLING SECURITYHOLDERS

         An aggregate of up to (i) 84,375 Class A Warrants may be offered by IDP who may receive the Class A Warrants in connection with an arbitration and (ii) 521,875 shares of Class A Common Stock may be offered by the Selling Securityholders. An aggregate of 84,375 shares of Class A Common Stock and 84,375 Class B Warrants are issuable upon exercise of the Class A Warrants being offered by IDP and an additional 84,375 shares of Class A Common Stock are issuable upon exercise of the Class B Warrants underlying such Class A Warrants. See "Description of Securities-- Redeemable Warrants."

         The following table sets forth the names of each Selling Securityholder and for each, the number of Shares or Class A Warrants beneficially owned at the commencement of the offering and the number of Shares or Class A Warrants offered for sale, based on information provided to the Company by such Selling Securityholders. The Shares and Class A Warrants are being registered to permit public secondary trading of the Shares and/or Class A Warrants, and IDP and the Selling Securityholders may offer the Shares and Class A Warrants for resale from time to time. See "Plan of Distribution."

         The Company has filed with the Commission under the Act a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares and/or Warrants. The Company has agreed, among other things, to bear certain expenses in connection with the registration and sale of the Shares and Warrants being offered by IDP and the Selling Securityholders. See "Plan of Distribution."

         Certain of the Selling Securityholders hold Private Placement Warrants issued by the Company which, upon exercise, allow such Selling Securityholder to purchase shares of Class A Common Stock. Such Selling Securityholders are expected to exercise their warrants and pay for their shares of Class A Common Stock immediately prior to offering such Shares pursuant to this Prospectus.

         None of the Selling Securityholders are officers or directors of the Company. Each of the Selling Securityholders listed below with a reference to footnote (3) is either an officer, director or employee of either D.H. Blair Investment Banking Corp. ("Blair"), an investment banking firm which acted as underwriter of the Company's IPO in January 1995 and placement agent for private placements of securities by the Company in 1992, 1993 and 1994, or D.H. Blair & Co., Inc. ("Blair & Co."), which was a selected dealer in these offerings.

         In connection with the Company's IPO in January and February 1995, Blair received an aggregate of $891,250 in underwriting discounts and commissions and a non-accountable expense allowance of $267,375, and Blair and its designees were issued Unit Purchase Options to purchase up to 155,000 Units (which options and their underlying securities are not transferable until January 18, 1998). In connection with a private placement in September 1994, Blair served as placement agent and received an aggregate of $195,000 from the Company as commissions (including a non-accounting expense allowance).

         Except as noted below, none of the Selling Securityholders hold any other securities of the Company.

                                                            Amount
                                                         Beneficially        Percentage
                                        Amount               Owned          Beneficially
                                         being             Prior To         Owned Prior
SELLING SECURITYHOLDERS                 OFFERED           OFFERING(1)       TO OFFERING
- -----------------------                 -------           -----------       -----------
IDP                                       84,375 (2)        84,375(2)          2.99
Kenton Wood(3)                              4,500(4)        11,250(4)           *
Rivki Rosenwald(3)                         44,100(5)        44,100(5)          1.61
Ruki Renov(3)                              75,600(6)        75,600(6)          2.76
Esther Stahler(3)                          69,300(7)        69,300(7)          2.53
Laya Perlysky(3)                              31,500           31,500          1.15
Martin A. Bell(3)                             50,000           50,000          1.82
Evan Novak(3)                                 18,500           18,500           *
Dominic Cavagnulo(3)                          18,500           18,500           *
Darren Orlando(3)                             18,500           18,500           *
David Lerner (3)                           57,000(8)        57,000(8)          2.00
Al Palagonia (3)                          112,500(8)       112,500(8)          3.95
Charles Wilhelm                                3,125            3,125           *
William L. Cameron                          3,125(8)         3,125(8)           *
Donald Softness Family Trust                3,125(8)         3,125(8)           *
Fred Kassner                               12,500(8)        12,500(8)           *
                                          ----------
                  TOTAL                     606,250
- ------------------------

(1) Does not include shares of Class E-1 Common Stock and Class E-2 Common Stock held or shares of Class A Common Stock and warrants underlying Unit Purchase Options not exercisable within 60 days of the date hereof.

(2)      Consists of Class A Warrants.

(3)      Each individual is an officer, director or employee of Blair or Blair &
         Co.

(4) Includes 6,750 shares of Class A Common Stock issuable upon exercise of Class A Warrants and Class B Warrants.

(5) Includes 6,300 shares of Class A Common Stock owned by each of Rivki Rosenwald C/F Doni Rosenwald and Rivki Rosenwald C/F Joshy Rosenwald.

(6) Includes 6,300 shares of Class A Common Stock beneficially owned by each of Ruki Renov C/F Ari Renov, Ruki Renov C/F Yarel Renov, Ruki Renov C/F Yoni Renov, Ruki Renov C/F Tova Renov, Ruki Renov C/F Tani Renov, Ruki Renov C/F Eli Renov and Ruki Renov C/F Emily Renov.

(7) Includes 6,300 shares of Class A Common Stock beneficially owned by each of Esther Stahler C/F Jamie Stahler, Esther Stahler C/F Daniel Stahler, Esther Stahler C/F David Stahler, Esther Stahler C/F Lisa Stahler, Esther Stahler C/F Avi Stahler and Esther Stahler C/F Eli Stahler.

(8)      Upon exercise of Private Placement Warrants.


         The sale of the securities by IDP and the Selling Securityholders may be effected from time to time in transactions (which may include block transactions by or for the account of IDP or the Selling Securityholders) in the over-the-counter market or in negotiated transactions, through the writing of options on the securities, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be charged, at market prices prevailing at the time of sale, or at negotiated prices.

         IDP and the Selling Securityholders may effect such transactions by selling their securities directly to purchasers, through broker-dealers acting as agents for IDP and the Selling Securityholders or to broker-dealers who may purchase shares as principals and thereafter sell the securities from time to time in the over-the-counter market, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).

         The Selling Securityholders, IDP and broker-dealers, if any, in connection with such sale might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Act.

         Sales of Class A Warrants or the underlying securities by IDP or sales of shares of Class A Common Stock by the Selling Securityholders or even the potential of such sales could have an adverse effect on the market prices of the Units, Class A Common Stock and the Warrants.

                            DESCRIPTION OF SECURITIES

UNITS

         Each Unit consists of one share of Class A Common Stock, one redeemable Class A Warrant and one redeemable Class B Warrant. Each Class A Warrant entitles the holder to purchase one share of Class A Common Stock and one redeemable Class B Warrant. Each Class B Warrant entitles the holder to purchase one share of Class A Common Stock. The Class A Common Stock and Warrants comprising the Units are transferable separately immediately upon issuance.

COMMON STOCK

         CLASS A COMMON STOCK

         The Company is authorized to issue 20,000,000 shares of Class A Common Stock, $.01 par value, 2,889,029 of which are issued and outstanding as of July 12, 1996 and held by approximately 314 holders of record. The Company believes that there are in excess of 400 beneficial owners of its Class A Common Stock.

         Holders of Class A Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Class A Common Stock, including the election of directors. The Class A, Class B, Class E-1 and Class E-2 Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law.

         Holders of Class A Common Stock are entitled to receive such dividends, together with the holders of Class B, Class E-1 and Class E-2 Common Stock, pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the case of dividends or other distributions payable in stock of the Company, including distributions pursuant to stock splits or division of stock of the Company, only shares of Class A Common Stock will be distributed with respect to Class A Common Stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Class A, Class B, Class E-1 and Class E-2 Common Stock. Holders of Class A Common Stock are not entitled to preemptive, subscription, cumulative voting or conversion rights, and there are no redemption or sinking fund provisions applicable to the Class A Common Stock. All outstanding shares of Class A Common Stock are, and the shares of Class A Common Stock offered hereby will be when issued, fully paid and non-assessable.

         CLASS B COMMON STOCK

         The Company is authorized to issue 2,000,000 shares of Class B Common Stock, $.01 par value, 1,345,829 of which are issued and outstanding and held by approximately 22 holders of record.

         Each share of Class B Common Stock is entitled to six votes on all matters on which stockholders may vote, including the election of directors. The Class A, Class B, Class E-1 and Class E-2 Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law.

         Holders of Class B Common Stock are entitled to participate together with the holders of Class A, Class E-1 and Class E-2 Common Stock, pro rata based on the number of shares held, in the payment of cash dividends and in the liquidation, dissolution and winding up of the Company, subject to the rights of holders of any outstanding preferred stock. In the case of dividends, or other distributions payable in stock of the Company, including distributions pursuant to stock splits or divisions of stock of the Company, only shares of Class A Common Stock shall be distributed with respect to Class B Common Stock.

         Shares of Class B Common Stock are automatically convertible into an equivalent number of fully paid and non-assessable shares of Class A Common Stock upon the sale or transfer of such shares by the original record holder thereof except to another holder of Class B Common Stock. Each share of Class B Common Stock also is convertible at any time upon the option of the holder into one share of Class A Common Stock. There are no preemptive, subscription, redemption, conversion or cumulative voting rights applicable to the Class B Common Stock.

         CLASS E-1 AND E-2 COMMON STOCK

         The Company is authorized to issue 2,000,000 shares of Class E-1 Common Stock, $.01 par value, 1,347,372 of which are issued and outstanding and held by 101 holders of record and 2,000,000 shares of Class E-2 Common Stock, $.01 par value, 1,347,372 of which are issued and outstanding and held by 98 holders of record. Each share of Class E-1 and E-2 Common Stock is entitled to one vote on all matters on which stockholders may vote, including the election of directors. The Class A, Class B, Class E-1 and Class E-2 Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law.

         Holders of Class E-1 and E-2 Common Stock are entitled to participate together with the holders of Class A and Class B Common Stock, pro rata based on the number of shares held, in the payment of cash dividends and in the liquidation, dissolution and winding up of the Company, subject to the rights of holders of any outstanding preferred stock. In the case of dividends, or other distributions payable in stock of the Company, including distributions pursuant to stock splits or divisions of stock of the Company, only shares of Class A Common Stock shall be distributed with respect to Class E-1 and E-2 Common Stock.

         The Class E-1 shares will be automatically converted into Class A Common Stock, if, and only if, one or more of the following conditions is met:
(i) the Company's net income before provision for income taxes and exclusive of any extraordinary earnings (all as audited by the Company's independent public accountants) (the "Minimum Pretax Income") amounts to at least $4.4 million for the fiscal year ending July 31, 1996; (ii) the Minimum Pretax Income amounts to at least $6.6 million for the fiscal year ending July 31, 1997; (iii) the Minimum Pretax Income amounts to at least $8.8 million for the fiscal year ending July 31, 1998; (iv) the Bid Price of the Company's Class A Common Stock averages in excess of $12.50 per share for 30 consecutive business days during the 18 month period commencing on January 18, 1995; (v) the Bid Price of the Company's Class A Common Stock averages in excess of $16.50 per share for 30 consecutive business days during the 18 month period commencing 18 months from January 18, 1995; (vi) the Company is acquired by or merged into another entity for which stockholders of the Company receive per share consideration equal to or greater than the levels set forth in (iv) and (v) above.

         The Class E-2 Shares will be automatically converted into Class A Common Stock basis if, and only if, one or more of the following conditions is met: (i) the Minimum Pretax Income amounts to at least $5.4 million for the fiscal year ending July 31, 1996; (ii) the Minimum Pretax Income amounts to at least $8.1 million for the fiscal year ending July 31, 1997; (iii) the Minimum Pretax Income amounts to at least $10.8 million for the fiscal year ending July 31, 1998; (iv) the Bid Price of the Company's Class A Common Stock averages in excess of $18.00 per share for 30 consecutive business days during the 18 month period commencing on January 18, 1995; (v) the Bid Price of the Company's Class A Common Stock averages in excess of $22.00 per share for 30 consecutive business days during the 18 month period commencing January 18, 1995; (vi) the Company is acquired by or merged into another entity for which stockholders of the Company receive per share consideration equal to or greater than the levels set forth in (iv) and (v) above.

         Any Class E Shares not previously converted will be redeemed by the Company for nominal consideration if such earnings levels or market price targets are not attained.

ESCROW SHARES

         In connection with a private placement completed in September 1993, the present holders of the Company's Class B Common Stock placed into escrow on a pro rata basis, an aggregate of 781,244 of their shares. Such stockholders will continue to vote the Escrow Shares; however, the Escrow Shares are not assignable or transferable. The following sets forth the number of Escrow Shares owned by the executive officers, directors and principal stockholders of the
Company:

                           NAME                               NUMBER OF SHARES

                  Thomas H. Lipscomb                                  427,409
                  Alan N. Alpern                                       94,591
                  Robert H. Nagel                                      59,557
                  William N. Walker                                    10,510
                  Frank Schwab, Jr.                                    10,510

         The Escrow Shares will be released to the stockholders in the event that: (i) the Minimum Pretax Income amounts to at least $4,100,000 for the twelve months ending December 31, 1996; (ii) the Minimum Pretax Income amounts to at least $7,400,000 for the twelve months ending December 31, 1997; (iii) the Bid Price of the Company's Class A Common Stock shall average in excess of $10.00 for 30 consecutive business days during the 18 month period commencing on

January 18, 1995; (iv) the Bid Price of the Company's Class A Common Stock shall average in excess of $13.35 for 30 consecutive business days during the 18 month period commencing 18 months from January 18, 1995.

         The Minimum Pretax Income amounts set forth above shall be increased proportionately, with certain limitations, in the event additional shares of Common Stock or securities convertible into, exchangeable for or exercisable into Common Stock are issued after completion of this offering. The Bid Price amounts set forth above are subject to adjustment in the event of any stock splits, reverse stock splits or other similar events.

         Any money, securities, rights or property distributed in respect of the Escrow Shares or the Class E Shares, including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution, or total or partial liquidation of the Company, shall be held in escrow until release of the Escrow Shares or conversion of the Class E Shares. If none of the applicable earnings or market price levels set forth above have been met by May 1, 1998, the Escrow Shares, as well as any dividends or other distributions made with respect thereto, will be contributed to the capital of the Company and the Class E Shares, as well as any dividends or other disbursements made with respect thereto, will be redeemed by the Company for nominal consideration and cancelled. The Company expects that the release of the Escrow Shares to, or conversion of Class E Shares held by, officers, directors, employees and consultants of the Company will be deemed compensatory and, accordingly, will result in a substantial charge to reportable earnings, which would equal the fair market value of such shares on the date of release. Such charge could substantially increase the loss or reduce or eliminate the Company's net income for financial reporting purposes for the period(s) during which such shares are, or become probable of being, released from escrow connected to Class A Common Stock. Although the amount of compensation expense recognized by the Company will not affect the Company's total stockholders' equity, it may have a negative effect on the market price of the Company's securities.

         The earnings and market price levels set forth above were determined by negotiation between the Company and the Underwriter and should not be construed to imply or predict any future earnings by the Company or any increase in the market price of its securities.

         POTENTIAL FUTURE SALES OF COMMON STOCK PURSUANT TO RULE 144

         Of the Company's 4,234,858 shares of Class A and Class B Common Stock outstanding as of July 12, 1996 (of which 781,244 shares of Class B Common Stock are Escrow Shares), approximately 1,445,829 are "restricted securities" as that term is defined in Rule 144 promulgated under the Act and may be sold only in compliance with such Rule (subject to restrictions on transfer with respect to the Escrow Shares), pursuant to registration under the Act or pursuant to exemption therefrom and the remaining 2,789,029 are freely transferable without restriction or further registration under the Act. Generally, under Rule 144, each person holding restricted securities for a period of two years may, every three months after such two-year holding period, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of one percent of the Company's then outstanding Class A Common Stock or the average weekly trading volume during the four weeks prior to the proposed sale. This limitation on the number of shares which may be sold under the Rule does not apply to restricted securities sold for the account of a person who is not and has not been an affiliate of the Company during the three months prior to the proposed sale and who has beneficially owned the securities for at least three years.

REDEEMABLE WARRANTS

         CLASS A WARRANTS

         At July 12, 996, the Company had 2,532,500 Class A Warrants outstanding. Each Class A Warrant entitles the registered holder to purchase one share of Class A Common Stock and one Class B Warrant at an exercise price of $6.50 at any time until 5:00 P.M., New York City time, on January 18, 2000. The Class A Warrants are redeemable by the Company on 30 days' written notice at a redemption price of $.05 per Class A Warrant if the "closing price" of the Company's Class A Common Stock for any 30 consecutive trading days ending within 15 days of the notice of redemption averages in excess of $9.10 per share. "Closing price" shall mean the closing bid price if listed in the over-the-counter market on Nasdaq or otherwise or the closing sale price if listed on the Nasdaq National Market or a national securities exchange. All Class A Warrants must be redeemed if any are redeemed.

         CLASS B WARRANTS

         At July 12, 1996, the Company had 1,782,500 Class B Warrants outstanding. Each Class B Warrant entitles the registered holder to purchase one share of Class A Common Stock at an exercise price of $8.75 at any time after issuance until 5:00 P.M. New York City Time, on January 18, 2000. The Class B Warrants are redeemable by the Company on 30 days' written notice at a redemption price of $.05 per Class B Warrant, if the closing price of the Company's Class A Common Stock for any 30 consecutive trading days ending within 15 days of the notice of redemption averages in excess of $12.25 per share. All Class B Warrants must be redeemed if any are redeemed.

         GENERAL

         The Class A Warrants and Class B Warrants were issued pursuant to a warrant agreement (the "Warrant Agreement") among the Company, Blair and American Stock Transfer & Trust Company, New York, New York, as warrant agent, and are evidenced by warrant certificates in registered form. The Warrants provide for adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of the Common Stock or upon issuance of shares of Common Stock at prices lower than the Warrant exercise price then in effect other than issuances upon exercise of options granted to employees, directors and consultants to the Company, or options to be granted under the Company's stock option plan.

         The exercise prices of the Warrants were determined by negotiation between the Company and Blair and should not be construed to be predictive of or to imply that any price increases in the Company's securities will occur.

         A Warrant may be exercised upon surrender of the Warrant certificate on or prior to its expiration date (or earlier redemption date) at the offices of American Stock Transfer & Trust Company, New York, New York, the warrant agent, with the form of "Election to Purchase" on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check payable to the order of the Company) for the number of shares with respect to which the Warrant is being exercised. Shares issued upon exercise of Warrants and payment in accordance with the terms of the Warrants will be fully paid and non-assessable.

         The Warrants do not confer upon the Warrantholder any voting or other rights of a stockholder of the Company. Upon notice to the holders of Warrants, the Company has the right to reduce the exercise price or extend the expiration date of the Warrants.

OTHER WARRANTS

         At July 12, 1996, the Company had outstanding warrants to purchase an aggregate of 188,250 shares of Class A Common Stock, which are exercisable through September 10, 2002 at an exercise price of $.50 to $2.50 per share and which contain antidilution provisions and demand and "piggyback" registration rights. The underlying shares of Class A Common Stock of all such warrants are being registered for resale hereby.

UNIT PURCHASE OPTIONS

         The Company has outstanding Underwriter's Options to purchase 155,000 shares of Class A Common Stock, 155,000 Class A Warrants and 155,000 Class A Warrants, exercisable until January 18, 2000 at an exercise price of $6.75 per share of Class A Common Stock, $.10 per Class A Warrant and $.10 per Class B Warrant, subject to adjustment in certain limited events to protect against dilution. The Class A Warrants and Class B Warrants underlying the Unit Purchase Options are exercisable on the same terms and conditions as the Class A and Class B Warrants except that they are not subject to redemption by the Company unless, on the redemption date, the Unit Purchase Option has been exercised and the underlying Warrants are outstanding. The holders of the Unit Purchase Options have demand and piggy-back registration rights with respect to the securities underlying the Unit Purchase Options.

PREFERRED STOCK

         GENERAL

         The Certificate of Incorporation of the Company authorizes the issuance of 4,950,000 additional shares of preferred stock, none of which are currently outstanding. The Board of

Directors, within the limitations and restrictions contained in the Certificate of Incorporation and without further action by the Company's stockholders, has the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. Any issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. The Company has no present plans to issue any shares of preferred stock.

TRANSFER AGENT AND WARRANT AGENT

         American Stock Transfer & Trust Company, New York, New York serves as transfer agent for the Common Stock and warrant agent for the Warrants.


                              PLAN OF DISTRIBUTION

         The securities offered hereby by the Company are being offered directly by the Company pursuant to the terms of the Warrants. The securities offered hereby by IDP and the Selling Securityholders may be sold by such holder or by its transferees or other successors in interest. The distribution of all securities offered hereby may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker/dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by these holders in connection with such sales. No underwriter is being utilized in connection with this offering.

                  The Company has been advised that IDP and the Selling Securityholders may sell Shares or Class A Warrants from time to time in transactions on Nasdaq or on other exchanges on which the Shares and/or Class A Warrants may be traded, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale, or through other means. Sales may be effected at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         IDP and the Selling Securityholders may effect such transactions by selling the Shares or Class A Warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from IDP and the Selling Securityholders or the purchasers of the Shares or Class A Warrants for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Securityholders, IDP and any broker-dealers or agents who participate in the distribution of Shares or Class A Warrants hereunder may be deemed to be "underwriters" as that term is defined in the Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Act.

         The Company has agreed to pay the expenses of registration in connection with this Offering and to indemnify certain of the Selling Securityholders against certain liabilities, including certain liabilities under the Act.

         At the time a particular offer of Shares or Class A Warrants is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate amount of Shares or Class A Warrants being offered and the terms of the offering.

         The Selling Securityholders are not restricted as to the price or prices at which they may sell their Shares or Class A Warrants. Sales of Shares or Class A Warrants may depress the market price of the Company's Common Stock or Class A Warrants. The Selling Securityholders are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of the Shares or Class A Warrants by the Selling Securityholders.

         In order to comply with certain states' securities laws, if applicable, the Shares or Class A Warrants may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares or Class B Warrants may not be sold unless the Shares or Class A Warrants have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

         The Company has agreed not to solicit Warrant exercises other than through Blair. Upon any exercise of the Warrants, the Company will pay Blair a fee of 5% of the aggregate exercise price if: (i) the market price of the Company's Class A Common Stock on the date the Warrant is exercised is greater than the then exercise price of the Warrants; (ii) the exercise of the Warrant was solicited by a member of the National Association of Securities Dealers, Inc. as designated in writing on the Warrant certificate subscription form;
(iii) the Warrant is not held in a discretionary account; (iv) disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the Warrants; and (v) the solicitation of exercise of the Warrant was not in violation of Rule 10b-6 promulgated under the Exchange Act.

         Blair acted as underwriter of the Company's IPO. Blair and Blair & Co., a selling group member in the IPO which is substantially owned by family members of J. Morton Davis, the sole stockholder of Blair, beneficially own securities underlying the Unit Purchase Option and certain officers, directors and employees of Blair and Blair & Co. are offering securities for resale pursuant to this Prospectus. See "Selling Securityholders."

          The Company is aware that Blair & Co. is currently making a market in the Company's securities. Unless granted an exemption by the Commission from Rule 10b-6 promulgated under the Exchange Act, Blair & Co. will be prohibited from engaging in any market making activities with regard to the Company's securities for the period from two to nine business days (or such other applicable period as Rule 10b-6 may provide) prior to any solicitation by Blair of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that Blair may have to receive a fee for the exercise of Warrants following such solicitation. As a result, Blair & Co. may be unable to provide a market for the Company's securities during certain periods while the Warrants are exercisable.

         Blair has informed the Company that the Commission is conducting an investigation concerning various business activities of Blair and Blair & Co. The investigation appears to be broad in scope, involving numerous aspects of Blair and Blair & Co.'s compliance with the Federal securities laws and compliance with the Federal securities laws by issuers whose securities were underwritten by Blair or Blair & Co. or in which Blair or Blair & Co. made over-the-counter markets, persons associated with Blair or Blair & Co., such issuers and other persons. The Company has been advised by Blair that the investigation has been ongoing since at least 1989 and that it is cooperating with the investigation. Blair cannot predict whether this investigation will ever result in any type of formal enforcement action against Blair or Blair & Co., or, if so, whether any such action might have an adverse effect on Blair or the securities offered hereby. An unfavorable resolution of the Commission's investigation could have the effect of limiting such firm's ability to solicit the Company's Warrants.

                                  LEGAL MATTERS

         The validity of the securities offered hereby have been passed upon for the Company by Bachner, Tally, Polevoy & Misher LLP, New York, New York.

                                     EXPERTS

         The balance sheet as of July 31, 1995, and the related statements of operations, cash flows and stockholders' equity for the years ended July 31, 1994 and July 31, 1995 and for the period from November 18, 1991 (inception) to July 31, 1995, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of Richard A. Eisner & Company, LLP independent auditors, given on the authority of that firm as experts in accounting and auditing. Their report includes a modification relating to an uncertainty regarding the Company's ability to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the Offering herein contained, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since any of the dates as of which information is furnished herein or since the date hereof.

                                TABLE OF CONTENTS

                                                                 PAGE

Available Information...............................................4
Incorporation of Certain Documents by Reference.....................4
Prospectus Summary..................................................6
Risk Factors.......................................................13
Dividend Policy....................................................22
Capitalization.....................................................23
Selling Securityholders............................................24
Description of Securities..........................................27
Plan of Distribution...............................................33
Legal Matters......................................................35
Experts............................................................35

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                  The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are as follows:

   Accounting Fees and Expenses........................          $5,000
   Legal Fees and Expenses, including Blue Sky
      Fees and Expenses................................          10,000
   Miscellaneous Expenses..............................           5,000
                                                                  -----
        Total..........................................         $20,000
                                                                 ======

Item 15.                   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  Section 145 of the Delaware General Corporation Law which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Reference is made to Article Ninth of Registrant's Articles of Incorporation and Article V of Registrant's By-Laws which provide for indemnification by the Registrant in the manner and to the full extent permitted by Delaware law.

                  The Company has obtained a directors and officers insurance policy.


Item 16.             EXHIBITS.

(a)          3.1(1)    Certificate of Incorporation
             3.2(1)    Certificate of Amendment to Certificate of Incorporation
             3.4(1)    By-laws
             4.2(1)    Form of Underwriter's Option
             4.3(1)    Form of Warrant Agreement
             4.5(1)    Escrow agreement, as amended
             4.6(1)    Form of warrant expiring September 10, 2002
             4.7(3)    Amendment to Warrant Agreement
             5.1       Opinion of Bachner, Tally, Polevoy & Misher LLP*
             10.1(1)   1992 Stock Option Plan
             10.2(1)   1994 Stock Option Plan
             10.3(1)   Employment Agreement with Thomas H. Lipscomb, as amended
             10.4(1)   Consulting agreement with Alan N. Alpern, as amended
             10.5(1)   Lease for Executive Offices, as supplemented

             10.6(1) License and Option Agreement dated February 9, 1994 between the Registrant and International Typeface Corporation **

             10.7(1) Employment agreement with Charlton Calhoun III, as amended

             10.8(2) Agreement between International Typeface Corporation and the Company dated April 21, 1995

             23.1   Consent of Richard Eisner & Company, LLP (included on page
                    II-4)

             23.2   Consent of Bachner, Tally, Polevoy & Misher LLP (included in
                    Exhibit 5.1)

             25.1   Power of Attorney (included on page II-5)

       (1) Incorporated by reference from the Company's Registration Statement on form SB-2 (File No. 33-83940)

       (2) Incorporated by reference to the Company's Report on Form 8-K dated April 21, 1995

       (3) Incorporated by reference from the Company's Post-Effective Amendment on Form S-3 to its Registration Statement on Form SB-2 (File No. 33-83940)

       *      Previously filed.

       ** Confidential treatment has been granted for portions of this Exhibit.

Item 17.           UNDERTAKINGS

              Undertaking Required by Regulation S-B, Item 512(a).

              The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                           (i) To include any material information with respect
                   to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              Undertaking required by Regulation S-B, Item 512(e).

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

              Undertakings required by Regulation S-B, Item 512(f).

              The undersigned registrant hereby undertakes that:

                   (1) For purposes of determining any liability under the
              Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
              (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                   (2) For purposes of determining any liability under the
              Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                         CONSENT OF INDEPENDENT AUDITORS



         We consent to the incorporation by reference in this Registration Statement on Form S-3 (Registration No. 333-04361) of our report dated October 27, 1995 which appears in the annual report on Form 10-KSB of Infosafe Systems, Inc. for the year ended July 31, 1995 and to the reference to our Firm under caption "Experts" in the prospectus.





Richard A. Eisner & Company, LLP
July 11, 1996

                                    SIGNATURE

              Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of July, 1996.

                                  INFOSAFE SYSTEMS, INC.

                                  By:  /S/ THOMAS H. LIPSCOMB
                                       --------------------------------
                                        Thomas H. Lipscomb, President



                                POWER OF ATTORNEY

              KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signatures" constitutes and appoints each of Thomas H. Lipscomb and Alan N. Alpern his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and for all intends and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, this post effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   NAME                    TITLE                     DATE

/S/THOMAS H. LIPSCOMB         President, Chief Executive         July 12, 1996
- ---------------------------   Officer, Director (Principal
Thomas H. Lipscomb            Executive Officer)


/S/ ALAN N. ALPERN            Director and Chief                 July 12, 1996
- ---------------------------
Alan N. Alpern                Financial Officer

/S/ PATRICK BROSNAN           Controller and Secretary           July 12, 1996
- ---------------------------   (Principal Accounting Officer)
Patrick Brosnan

/S/ WILLIAM N. WALKER         Director                           July 12, 1996
- ---------------------------
William N. Walker

/S/ FRANK SCHWAB, JR.         Director                           July 12, 1996
- ---------------------------
Frank Schwab, Jr.



                                      II-4